Exhibit 21

SUBSIDIARIES OF L. B. FOSTER COMPANY
(as of December 31, 2011)
Jurisdiction of
Name of Corporation	Incorporation

Coal Train Holdings, Inc.	Delaware
Coronet Rail Limited	United Kingdom
CXT Incorporated	Delaware
Kelsan Technologies Corp.	British Columbia, Canada
Kelsan Technologies (Europe)	United Kingdom
Portec Rail Nova Scotia Company	Nova Scotia, Canada
Portec Rail Products, Inc.	West Virginia
Portec Rail Products (UK) Limited	United Kingdom
Portec, Rail Products LTD.	Quebec, Canada
Salient Systems, Inc.	Ohio